UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	[ x ] Form 10-K [_] Form 20-F [_] Form 11-K [] Form 10-Q [_] Form 10-D [_] Form N-CEN [_] Form N-CSR

For Period Ended: March 31, 2021
[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q

For the Transition Period Ended: ____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

IEH CORPORATION

Full Name of Registrant

N/A
Former Name if Applicable

140 58TH STREET, SUITE 8E

BROOKLYN, NEW YORK 11220
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

IEH Corporation (the “Registrant”) files this report on Form 12b-25 with respect to its Annual Report on Form 10-K for the fiscal year ended March 31, 2021 (“Form 10-K”). At the present time, Registrant has not filed its Form 10-Q for the prior quarters ended June 30, 2020, September 30, 2020 and December 31, 2020 with the Commission. The preparation of the Form 10-K will be delayed until the prior quarterly reports are also completed and filed with the Commission. The Registrant does not anticipate at the present time filing the Form 10-K for the fiscal year ended March 31, 2021 within the prescribed 15-calendar day extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	William Craig	718	492-9673
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes [ ] NO [x]

The Registrant did not file its Form 10-K for the fiscal year ended March 31, 2020 (“2020 Form 10-K”) by the proscribed due date. The 2020 Form 10-K was filed with the Commission on October 8, 2020. In addition, Registrant has not yet filed its Form 10-Q for the quarters ended June 30, 2020, September 30, 2020 and December 31, 2020.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [X] NO [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On October 6, 2020, management of IEH Corporation concluded, and the Audit Committee of the Board of Directors (the “Audit Committee”) of the Registrant concurred, that the Registrant’s previously issued unaudited interim financial statements included in the Registrant’s Quarterly Reports on Form 10-Q for the fiscal quarters ended (i) September 27, 2019, filed with the Securities and Exchange Commission on November 11, 2019 and (ii) December 31, 2019, filed with the Securities and Exchange Commission on February 14, 2020, should no longer be relied upon. The Registrant migrated to a new enterprise accounting and inventory system at the end of the second quarter of the fiscal year (September 2019) upon unexpectedly losing support for its legacy inventory system. In connection with the Registrant’s migration to the new accounting system, including the reconciliation of the old and new systems and preparation of its year end accounting, management discovered that inventory balances previously reported as of September 30, 2019 and December 31, 2019 were potentially misstated. Until these issues are resolved, the Registrant is unable to state that there will not be changes for prior periods and Registrant cannot estimate on a quantitative basis the amount of such possible changes.

IEH CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 29, 2021	By: /s/	/s/ William Craig
		Name:	William Craig
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).